

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2012

<u>Via E-mail</u>
Mr. Andy Yang
Chief Financial Officer
AU Optronics Corp.
1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

> **Re: AU Optronics Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 001-31335**

Dear Mr. Yang:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2011</u>

<u>Item 18. Consolidated Financial Statements</u>

<u>Note 27. Summary of Significant Differences between Accounting Principles Generally Accepted in the Republic of China and Accounting Principles Generally Accepted in the United States of America, page F-89</u>

1.   We note the matters disclosed throughout Note 24. Please tell us how you considered the disclosures required by ASC 450-20-50. For example, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, consistent with ASC 450-20-50-3 and 50-4, you should disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made.

2.   Further, please tell us how you considered the subsequent events related to the US DOJ matters described on page F-88 in your assessment of the accrual under US GAAP as of December 31, 2011 and the related US GAAP disclosures. Refer to ASC 450-20-25-6 and 25-7 and ASC 450-20-50-9.

3.   Please also explain to us your accounting policies for loss contingencies under both ROC and U.S. GAAP. Discuss why you did not include disclosure of these accounting policies in the financial statements.

4.   We note your disclosure under the heading "Realization of inventory" in the Critical Accounting Policies section of your Management's Discussion and Analysis on page 55. Based on this disclosure and the increasing significance of the inventory obsolescence and devaluation charges recorded, it appears that your accounting policy and estimates for your inventory valuation for obsolescence or slow-moving items is a significant accounting policy as described in ASC 235-10-50-1. Please explain to us your accounting policies under both ROC and U.S. GAAP. Discuss why you did not include disclosure of these accounting policies in the financial statements.

5.   Additionally, please also describe and quantify for us in greater detail how the substantial decrease in the average selling prices which occurred during fiscal 2011 impacted your allowance for inventory valuation under US GAAP. Specifically, we note that the negative gross margins recorded during fiscal 2011 could be an indicator of additional impairment issues in your inventory.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Andy Yang
AU Optronics Corp.
July 11, 2012
Page 3

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant